[Letterhead of ITC^DeltaCom, Inc.]

September 13, 2005

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (File No. 333-119496) of ITC^DeltaCom, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ITC^DeltaCom, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-4 (File No. 333-119496), filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2004. The Company seeks the withdrawal of the registration statement because the proposed business combination to which such registration statement relates has been terminated. The Company has not sold any securities by means of the preliminary prospectus that forms a part of the registration statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the registration statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the registration statement be credited to the Company’s account with the Commission for future use.

Should you have any questions, please do not hesitate to contact Charles E. Sieving or Richard J. Parrino of Hogan & Hartson L.L.P. at (202) 637-5600.

Very truly yours,

ITC^DELTACOM, INC.

By:	/s/ J. Thomas Mullis
Senior Vice President-Legal and Regulatory